EXHIBIT 21.1
SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	Jurisdiction of Incorporation
TMNG.COM, Inc.	Delaware
TMNG Europe Ltd.	England and Wales
TMNG Canada Ltd.	Canada
TMNG Marketing, LLC	Kansas
TMNG Technologies, Inc.	Delaware
Cambridge Strategic Management Group, Inc., (formerly TMNG Strategy, Inc.)	Delaware
Cambridge Adventis Ltd.	England and Wales
RVA Consulting, LLC	New Jersey
TWG Consulting, Inc.	Kansas
Cartesian Ltd.	England and Wales